SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

Results of the Annual General Meeting of Shareholders for Fiscal Year 2006

The annual general meeting of shareholders of Woori Finance Holdings was held on March 30, 2007, and all four agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 30, 2007; 09:00 a.m.

•	Venue: 203, Hoehyon-dong 1-ga, Woori Bank head office building, 5th floor, Chung-ku, Seoul, Korea

•	Agenda:

1)	Approval of non-consolidated financial statements for the fiscal year 2006

2)	Appointment of director

3)	Appointment of non-standing directors as Audit Committee members

4)	Approval of directors’ compensation limit

•	Agenda details

1) Approval of financial statements for fiscal year 2006

(units: in millions of won)

Total Asset	13,793,521	Revenue	2,031,611
Total Liability	1,860,449	Operating Revenue	1,893,248
Paid-in-capital	4,030,077	Net Income	2,029,319
Shareholder’s Equity	11,933,073	Earnings per share (KRW)	2,518

* Approval of Dividend for fiscal year 2006	(units: in won	)

Items	FY 2006
Dividend per share	600
Dividend amount	483,607,671,000
Dividend Yield	2.7%

2) Appointment of Directors

Name	Date of Birth	Work & Academic Background
Byong-Won Bahk	Sep. 24, 1952	- Vice Minister of Finance and Economy - B.B.A. in Law, Seoul National University - Masters in Law, Seoul National University - Masters in Economics, University of Washington

3) Appointment of non-standing directors as Audit Committee members

Name	Date of Birth	Work & Academic Background
Bong Soo Park	Dec. 24, 1948

- Current) Executive Advisor at the Korea Institute for International Economics Policy

- Chief Director of Korea Technology Credit Guarantee Fund

- B.B.A. in Business Administration, Seoul National University

- M.S. in Economics, George Washington University

Woon-Youl Choi	Apr. 2, 1950	- Current) Vice President of Sogang University - Member of Monetary Policy Committee - B.B.A. in Business Administration, Seoul National University - Ph.D. in Finance, University of Georgia

Pyoung Wan Har	Aug. 22, 1945	- Current) N/A - Standing Audit Committee Member of Korean Exchange Bank - B.B.A. in Business Administration, Sungkyunkwan University - Masters in Business Administration, Yonsei University

Kwang-Dong Kim	Jun. 12, 1948

- Current) N/A

- Ambassador of the Republic of Korea to the Federative Republic of Brazil

- B.S in Political Science and International Studies, Yonsei University

- Institut International d’Administration Publique

In Bong Ha	Jan. 30, 1950

- Current) Professor of School of Economics and Trade, Kyungpook National University

- President of Institute of Korean Business Administration and Economy

- B.S. in Geology, Kyungpook National University

- Masters in Economics, Kyungpook National University

- Ph.D. in Economics, University of Minnesota

Myoung-Soo Choi	Aug. 5, 1957	- Current) Director General of Fund Management & Planning Department of KDIC - Director General of Investigation Department of KDIC - B.S. in Economics, Kyonggi University

4) Approval of directors’ compensation limit

Item	2007	2006
Compensation Limit	4 billion won	4 billion won

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)

Date: March 30, 2007	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director